January 29, 2013

FILED VIA EDGAR

The Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	New Century Portfolios (the "Trust")
File No.  333-186132

Dear Ladies and Gentlemen:

The Trust has filed a Registration Statement on Form N-14 (File Number 333-186132) containing a proxy statement/prospectus seeking shareholder approval of a proposed reorganization of the New Century Opportunistic Portfolio into the New Century Capital Portfolio.  Thereafter the Trust submitted to Mr. John Ganley of the Division of Investment Management its responses to comments of the staff on this filing.

On behalf of the Trust, and on behalf of Weston Securities Corporation (the Trust’s national distributor) I respectfully request that the staff exercise its discretion under Rule 485 to accelerate the effective date of the amendment to January 29, 2013, or the earliest date thereafter which is acceptable to the staff.  I am the Chief Executive Officer of the Trust.  This request is also signed by Stephen G. DaCosta, Vice President, Financial Operations Principal of the Distributor, and we have been authorized to submit this request on behalf of each entity.  Each entity acknowledges its responsibility under the Securities Act of 1933.

Please direct any questions related to this filing to me at the number above.  In my absence, please feel free to contact Steven M. Felsenstein, Esq., counsel to the Trust, at (215) 988-7837.

Very truly yours,

New Century Portfolios	Weston Securities Corporation

/s/ Nicole M. Tremblay	/s/ Stephen G. DaCosta

Nicole M. Tremblay, Esq.	Stephen G. DaCosta
President, Chief Executive Officer	Vice President, FinOP

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